SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Capital Increase

São Paulo, April 30, 2020 – GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”) (NYSE: GOL and B3: GOLL4, announces to its shareholders and the market in general that its board of directors homologated on the date hereof an increase in the Company’s capital stock, within the limit of its authorized capital, in the amount of R$726,645.28, upon the issuance of 197,109 preferred shares, with no par value, as a result of the exercise of stock purchase options granted under the Company’s Stock Purchase Option Plan (“Stock Purchase Option Plan”).

The preferred shares issued are identical to existing preferred shares and, under the terms of the Stock Purchase Option Plan, will be entitled to the same rights granted to existing preferred shares, including the receipt of dividends and interest on capital.

The preferred shares were issued with the exclusion of preemptive rights of the Company’s shareholders, as approved pursuant to the provisions of Article 171, §3, of Law No. 6404, dated December 15, 1976, as amended.

The total issue price is R$726,645.28, in accordance with the Stock Purchase Option Plan, representing R$3.6865149739 per preferred share.

As a result of the capital increase, the Company’s capital stock will be increased from R$3,163,795,859.16 to R$3,164,522,504.44, represented by 3,137,561,833 shares, of which 2,863,682,710 are common shares and 273,879,123 are preferred shares, all nominative with no par value.

Also, in accordance with Article 30, XXXII, of CVM Instruction No. 480, the Company discloses the following information:

– Sale price of all types and classes of the Company’s shares in the markets in which its shares are traded, identifying:

a) Closing sale price in each of the last three years as indicated:

	Minimum (R$)	Average (R$)	Maximum (R$)
2019	20.09	30.96	44.62
2018	9.31	16.20	25.38
2017	4.51	10.20	15.60

b) Closing sale price in each of the quarters as indicated, in the last two years:

1	GOL Linhas Aéreas Inteligentes S.A.

Capital Increase

	Minimum (R$)	Average (R$)	Maximum (R$)
4Q2019	30.62	35.01	38.89
3Q2019	31.52	36.31	44.62
2Q2019	20.09	25.92	33.04
1Q2019	22.51	26.25	31.70
4Q2018	10.61	19.10	25.38
3Q2018	9.31	11.75	14.83
2Q2018	10.18	16.10	23.89
1Q2018	14.60	18.13	21.68

c) Closing sale price in each of the last six months as indicated:

	Minimum (R$)	Average (R$)	Maximum (R$)
March/2020	4.81	13.90	27.00
February/2020	24.62	34.10	36.86
January/2020	33.21	36.47	39.96
December/2019	33.50	35.69	38.20
November/2019	32.20	34.32	37.44
October/2019	30.62	35.01	38.89

d) Average closing sale price in the last 90 days: R$19.39.

- Percentage of potential dilution resulting from the issuance: 0.0554146%

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ri

+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate

2	GOL Linhas Aéreas Inteligentes S.A.

Capital Increase

miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 16,000 highly skilled aviation professionals and operates a fleet of 125 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 19-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ri.

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3	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.